August 3, 2020

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Request for Qualification for:

Foundation Investment Real Estate, Inc.
Regulation A Offering Statement on Form 1-A
File No. 024-11257

Attention: Division of Corporate Finance

Foundation Investment Real Estate, Inc. (“Company”) hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00 p.m. EST on Tuesday, August 4, 2020, or as soon as possible thereafter. Please send a copy of the written order from the Securities & Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our CEO, Foundation Investment Real Estate, Inc., Attention: Hamon Francis Fytton.

On behalf of the Company, the undersigned: (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering, and (ii) acknowledges that:

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 561-210-7553.

Sincerely,

Foundation Investment Real Estate, Inc.

By: /s/ Hamon Francis Fytton

Name: Hamon Francis Fytton

Title: CEO & President…Foundation Investment Real Estate, Inc.